UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC   20549



                            FORM 8-K




                     Current Report Pursuant
                  to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934


     Date of report (Date of earliest event reported) August 21,
1995

                  INTEK DIVERSIFIED CORPORATION
     (Exact name of Registrant as Specified in Its Charter)

                            Delaware
_________________________________________________________________
         (State or Other Jurisdiction of Incorporation)

               0-9160                   04-2450145
          (Commission File Number) (I.R.S. Employer
                                    Identification No.)


970 West 190th Street, Suite 720, Torrance, California  90502
(Address of Principal Executive Office)               (Zip Code)


                         (310) 366-7335
________________________________________________________________
      (Registrant's Telephone Number, Including Area Code)



               N/A
________________________________________________________________
  (Former Name or Former Address, if Changed Since Last Report)

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Item 5.  Other Events.

          On August 21, 1995, INTEK Diversified Corporation (the "Company") issued a press release announcing the execution of a letter of intent between the Company and NovAtel Communications Ltd. ("NovAtel") pursuant to which the Company would acquire certain wireless communications business, research and development and manufacturing capability of NovAtel for approximately $30 million in cash and common stock and warrants of the Company. The proposed transaction is subject to due diligence, final negotiations and regulatory approval.


Item 7.  Financial Statements and Exhibits.

EXHIBITS


Exhibit 28.1   Press Release dated August 21, 1995.

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                           SIGNATURES


          Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                              INTEK Diversified Corporation



                              By:  /s/ Steven L. Wasserman
                                   Steven L. Wasserman
                              Its: Secretary

                              Dated:  August 28, 1995

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                          EXHIBIT INDEX


Exhibit 28.1   Press Release dated August 21, 1995.


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              INTEK ANNOUNCES $30 MILLION AGREEMENT
         TO ACQUIRE WIRELESS COMMUNICATION BUSINESS FROM
                             NOVATEL


LOS ANGELES, CALIFORNIA, AUGUST 21, 1995--INTEK Diversified Corporation ("INTEK") today announced that it has signed a letter of intent with NovAtel Communications Ltd. ("NovAtel") of Calgary, Alberta to acquire certain wireless communication business, research and development, and manufacturing capability for a total consideration of US $30 million. Payment for the NovAtel assets will consist of a portion in cash payments over the next three years, a portion in common shares of INTEK and warrants to purchase common shares of INTEK. The completion of the transaction is subject to due diligence, final negotiations and regulatory approval.

NovAtel is a world-class leader in the development and manufacture of wireless communication products for the cellular, mobile data, and telecommunication markets. NovAtel's 270 employees are involved in research, development, manufacturing and sales on a worldwide basis.

The assets to be purchased by INTEK include the Wireless Access
Products business unit, the Personal Communication Products business unit, and a 120,000 square foot manufacturing facility in Calgary, Alberta.

The Wireless Access Products business unit provides communication systems for low to medium density wireless subscriber populations, particularly suitable for rural or remote areas worldwide. The products range from portable three-channel cellular compatible systems up to fully featured wireless systems capable of supporting over 80,000 subscribers. These wireless systems provide access and an affordable alternative to wireline or switched telephone networks.

The Personal Communication Products business unit is a new business with technology to provide high quality wireless, cellular and RF products for customers requiring cellular data, CDPD, office telesystems and wireless PBX/KSU applications. The business unit has leading edge technology for wireless, digital 900 MHz telephones. This technology has the capability to form the basis for PCS infrastructure and customer telephones for the emerging US market.

John Simmonds, Chief Executive Office of INTEK, stated that "This acquisition provides INTEK with a state of the art RF manufacturing facility to produce the Roamer One subscriber 220 MHz radios and to move some of the Midland manufacturing to North America. The technology at NovAtel will also give INTEK the opportunity to enter the growing export market for wireless telecommunication systems beyond two-way radios and to be a supplier of infrastructure and subscriber equipment to the PCS market in the United States.

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Roamer One, a subsidiary of INTEK, is constructing and managing a nationwide Specialized Mobile Radio network in the United States. The company has entered into contracts with licensees of 220 MHz systems who collectively represent over 2250 channels located throughout the United States. Upon completion of the system built out by the end of the year, Roamer One will be one of the largest SMR service providers in the recently licensed 220 MHz spectrum. Through its systems integration division, Simmonds Communications Ltd. has been responsible for the design and construction of the radio systems infrastructure for the Roamer One network.

INTEK Diversified Corporation is a publicly traded company on the NASDAQ small cap exchange (Symbol: IDCC). INTEK acquired Roamer One in September 1994. Recently INTEK announced the proposed acquisition of SCL's wireless communications business including the Midland two-way radio business and SCL's systems integration division. The transaction, which is subject to shareholder approval is expected to be completed later this year.

Simmonds Communications Ltd., Toronto, Ontario, is a diversified electronics company involved as a manufacturer, distributor, and systems integrator in the global wireless communications market and the production and distribution of electronic components. SCL is listed on The Toronto Stock Exchange (Symbol: SMM).


FOR FURTHER INFORMATION PLEASE CONTACT:

David Neibert
1 (800) 306-ROAM
or (310) 366-7712 (Fax)

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